Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated September 30, 2020

To Prospectus dated February 28, 2020

Registration No. 333-236787

MONDELĒZ INTERNATIONAL, INC.

Pricing Term Sheet

$625,000,000 1.875% Notes due 2032

$625,000,000 2.625% Notes due 2050 (constituting a further issuance of the 2.625% Notes due 2050, of which $500,000,000 aggregate principal amount was issued on September 4, 2020)

Summary of Terms

Issuer:	Mondelēz International, Inc.

Description of Securities:	$625,000,000 1.875% Notes due 2032 (the “2032 Notes”) $625,000,000 2.625% Notes due 2050 (the “2050 Notes” and together with the 2032 Notes, the “Notes”)

Trade Date:	September 30, 2020

Settlement Date:	October 15, 2020 (T+10)

Extended Settlement:	It is expected that delivery of the Notes will be made, against payment of the Notes, on or about October 15, 2020, which will be the tenth business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the Prospectus Supplement dated September 30, 2020, will be required, because the Notes initially will settle within ten business days (T+10) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to October 15, 2020 should consult their advisors.

Maturity Date:	October 15, 2032 for the 2032 Notes September 4, 2050 for the 2050 Notes

Issue Price (Price to Public):	99.765% for the 2032 Notes 96.353% for the 2050 Notes

Benchmark Treasury:	2032 Notes: 0.625% due August 15, 2030 2050 Notes: 1.250% due May 15, 2050

Benchmark Treasury Price / Yield:	2032 Notes: 99-16/0.677% 2050 Notes: 95-02/1.456%

Spread to Benchmark Treasury:	2032 Notes: +122 bps 2050 Notes: +135 bps

Yield to Maturity:	2032 Notes: 1.897% 2050 Notes: 2.806%

Coupon:	2032 Notes: 1.875% 2050 Notes: 2.625%

Interest Payment Dates:

2032 Notes: Semi-annually on April 15 and October 15 of each year, commencing April 15, 2021.

2050 Notes: Semi-annually on March 4 and September 4 of each year, commencing March 4, 2021. The interest payable on March 4, 2021 will include interest deemed to have accrued from and including September 4, 2020 to, but excluding, October 15, 2020, totaling $1,868,489.58. Such accrued interest shall be paid by the purchasers of the 2050 Notes.

Day Count Convention:	30/360

Optional Redemption:

2032 Notes: Prior to July 15, 2032, the greater of par and make-whole at Treasury plus 20 basis points, plus accrued and unpaid interest to the date of redemption. On or after July 15, 2032, at par, plus accrued and unpaid interest to the date of redemption.

2050 Notes: Prior to March 4, 2050, the greater of par and make-whole at Treasury plus 20 basis points, plus accrued and unpaid interest to the date of redemption. On or after March 4, 2050, at par, plus accrued and unpaid interest to the date of redemption.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	2032 Notes: 609207 AY1 / US609207AY17 2050 Notes: 609207 AW5 / US609207AW50

Other Information

Anticipated Long-Term Senior Unsecured Debt Ratings*:	Moody’s: Baa1 S&P: BBB

Underwriters:

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

Senior Co-Managers:

BBVA Securities Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Santander Investment Securi-ties Inc.

SMBC Nikko Securities Amer-ica, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Westpac Capital Markets LLC

Co-Managers:

Academy Securities, Inc.

Loop Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs key information document (KID) has been prepared as the securities are not available to retail investors in the EEA.

This pricing term sheet supplements, and should be read in conjunction with, Mondelēz International, Inc.’s Preliminary Prospectus Supplement dated September 30, 2020 and the accompanying Base Prospectus dated February 28, 2020 and the documents incorporated by reference therein.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BofA Securities, Inc. toll free at (800) 294-1322 or Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.